UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 12, 2026
Commission File Number: 001-41731

PELAGOS INSURANCE CAPITAL LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On May 11, 2026, Pelagos Insurance Capital Limited (formerly Fidelis Insurance Holdings Limited) (the “Company”) issued a press release announcing legal effectiveness of its previously announced rebrand, including the legal effectiveness of its name change. A copy of this press release is attached hereto as Exhibit 99.1.

On May 12, 2026, the Company issued a press release announcing the change of its ticker symbol on the New York Stock Exchange to “PLGO” (NYSE: PLGO). A copy of this press release is attached hereto as Exhibit 99.2.

Incorporation by Reference
The information furnished in this Report of Foreign Private Issuer on Form 6-K (this “Report”) (excluding Exhibits 99.1 and 99.2) shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-273105) and Form F-3 (File No. 333-287332), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated May 11, 2026
99.2	Press Release dated May 12, 2026

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PELAGOS INSURANCE CAPITAL LIMITED

Dated: May 12, 2026	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer